File No: 82-34879

Date

21 August 2006

Letter To

Securities and Exchange Commission

Herbert Smith

TomTom N.V.

Annex A - "TomTom NAVIGATOR available in the US for Palm Treo Smartphones"

Annex B – " TomTom Introduces New TomTom ONE in North America"

SUPPL

06016441

RECEIVED

2006 SEP -5 A 9:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED

SEP 0 5 2006

THOMSON FINANCIAL

dlw 9/5

Annex A

TomTom NAVIGATOR 6 available in the US for Palm Treo Smartphones

Augustus 15, 2006 - Amsterdam

TomTom will provide NAVIGATOR 6 to Palm's new GPS Navigator Treo Smartphone edition in the US.

Further information on availability and pricing details of NAVIGATOR 6 will be announced shortly.

==

Investor Relations and Financial Press
Taco Titulaer
investor.relations@tomtom.com
+31 (0) 20 850 1170

About TomTom
TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE and the TomTom RIDER. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and TomTom MOBILE navigation software for smartphones. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries and online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific.

Annex B

TomTom Introduces New TomTom ONE in North America

~ Company unveils all-in-one navigation solution with slim design ~

Concord, MA, August 17, 2006 – TomTom, the world's leading personal in-car navigation solution provider, today announces the launch of its new TomTom ONE in North America. TomTom ONE combines a lightweight, slim design with TomTom's award winning software at $499.

In addition, drivers have access to all TomTom PLUS services including real-time traffic and weather reports and updates on road conditions. Users can also take advantage of TomTom HOME, the software package that efficiently manages content between one's PC or MAC and TomTom device. Via TomTom HOME users can easily plan routes, download voices and install maps to keep their TomTom up to date anytime.

==

Investor Relations and Financial Press
Taco Titulaer
investor.relations@tomtom.com
+31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE and the TomTom RIDER. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and TomTom MOBILE navigation software for smartphones. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries and online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific.